FIRST AVENUE NETWORKS, INC.
230 Court Square, Suite 202
Charlottesville, VA 22902

May 11, 2005

via facsimile (202-772-9205) and via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., 3rd Floor
Washington, D.C. 20549
Attn: Derek Swanson

Re:	First Avenue Networks, Inc. (the “Issuer”)
Registration Statement on Form S-3, as amended (File No. 333-122684)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Issuer hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time, or as soon as practicable thereafter, on May 13, 2005.

     The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call Joel Freedman (617-951-7309) or Taylor Hart (617-951-7223) at Ropes & Gray LLP as soon as the Registration Statement has been declared effective.

Very truly yours,

FIRST AVENUE NETWORKS, INC.

By:	/s/ Sandra G. Thomas

Name: Sandra G. Thomas
Title: CFO, Secretary and Treasurer